  Exhibit 99.1
CANARC RESOURCE CORP. #810 – 625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

News Release

Canarc Provides Shareholder Update
New Board Initiates Goals and Strategies to Create Shareholder Value

Vancouver, Canada – September 5, 2018 – Canarc Resource Corp. (TSX: CCM, OTCQX: CRCUF, Frankfurt: CAN) (“Canarc” or the “Company”) provides the following update of recent Company activities and near term outlook to shareholders. Since the Annual General Meeting held on June 29, 2018, the new board of directors and new interim CEO reviewed the Company’s previous plans and progress and decided to overhaul Canarc’s business plan.

Bradford Cooke, Founder, Chairman and Interim CEO stated, “Upon thorough review, it was clear we needed to hit the reset button for Canarc. Not only do we want to be more aggressive about creating shareholder value, we revised our goals and strategies to better facilitate value creation, with a new focus on optimizing our current assets and acquiring new projects.

“We believe we can maximize our upside potential while managing our downside risk by using our expertise and cash to grow and advance an attractive portfolio of gold assets. Our new strategy focuses on a two pronged approach: optimizing our current gold resources, and engaging in high impact exploration projects (“elephant hunting”) to create superior shareholder value.”

Board Review
●
We added two new directors to the board and now have a more complete skill set for a mineral exploration company like Canarc, including geology/exploration, metallurgy/mining/mineral economics, financial management and capital markets
●
We plan to be more hands-on, generating and evaluating opportunities to create shareholder value while minimizing risk to build a sustainable business
●
We developed a new vision/mission/strategy statement to reflect our new outlook – see the “About Canarc” paragraph below

Management Additions
●
We intend to hire a new CEO – the interview process will start in September
●
We are looking for a part time Director of Investor Relations - interview process will start in September
●
We plan to be much more aggressive in advancing our assets and growing our business

Advisory Board
●
We are forming an advisory board to provide management and directors with independent advice

Corporate Goals
●
Our focus is to create shareholder value, and share price appreciation, build a sustainable business, and rebuild investor confidence in the Company
●
We plan to enhance the value of current projects through engineering and economic studies
●
We plan to create new value through strategic acquisitions and exploration for new discoveries

Corporate Strategies
●
We will pursue two main strategies to create value: gold resource optimization and high impact exploration, while remaining opportunistic to the acquisition of more advanced projects where we can add value
●
For us, resource optimization is where we recognize what is needed to make projects bigger and/or better, especially New Polaris and Fondaway Canyon, as well as new acquisitions of more advanced gold projects that would be accretive on a per share basis
●
Likewise, “elephant hunting” is where we acquire near drill-ready projects with potential for major discoveries, and spend a “little” money for a chance to find a “lot” of gold. This is a high risk, high reward strategy so we will be very particular in selecting such projects

Gold Assets
●
New Polaris – our first core asset is one of the largest, highest grade undeveloped gold deposits in western Canada but the lack of road access has held the project back from mine development – the key to unlock value at New Polaris is to treat the refractory mineralization and produce dore gold bars at site so that no road is needed and the mine can be a fly-in fly-out operation - pressure oxidation works well but the Hatch autoclave study was very disappointing, concluding that an autoclave at New Polaris would be uneconomic due to excessively high capital and operating costs - however historical biological oxidation studies on New Polaris mineralization were very positive, and there have been significant advances in both the costs and efficiencies of this technology - we have commissioned Outotec to complete a new BIOX study on New Polaris concentrate– results are expected by year-end and if economic, we plan to update the preliminary economic assessment in 2019 for building a high grade gold mine at New Polaris
●
Fondaway Canyon – our second core asset is a large, medium grade gold resource, well located with easy road access in Nevada, which is still open for expansion and has district scale potential – SRK was commissioned to complete a three dimensional study of all historic drill results to help identify where to drill to expand the gold resources – results are expected by the end of September, after which a Phase 2 exploration program and budget will be developed for 2019
●
Windfall Hills – Canarc raised CAD$500,000 in 2017 to explore this highly prospective epithermal gold prospect in central BC – the exploration program will include reconnaissance stream sediment sampling, soil sampling, mapping, prospecting, airborne geophysics and machine trenching to better define existing drill targets and delineate new targets for drilling– the program should start in September after the forest fire risk is reduced– results are expected by the end of November, after which a Phase 2 exploration program and budget will be developed for 2019

New Acquisitions
●
Focus on gold in North America
●
Focus on major deposit types
●
Focus on low cost, easy entry, drill ready “elephant hunting” projects that have major gold potential

Financial Overview
●
Canarc remains well-funded for the revised corporate goals and strategies
●
Canarc’s Q2, 2018 financial statements show more than CAD$4 million cash including CAD$400,000 in flow though funds for Windfall Hills, plus about CAD$1.5 million in short term investments
●
The G&A burn rate is already reduced from earlier this year, with a new focus on spending wisely

Corporate Communications
●
We will be updating the website, presentation, fact sheet, investor database
●
We are developing a communications and marketing plan for 2018-2019 and will start reaching out to shareholders, investors, analysts and the capital markets to rebuild relationships this month
●
There are several new developments over the next four months to catalyze value for shareholders, including the New Polaris Biox study, Fondaway Canyon 3d study, Windfall Hills exploration program, hiring a new CEO and part-time Director of Investor Relations, and new acquisitions

Commented Bradford Cooke, “We hope this shareholder update reflects the positive new outlook for Canarc Resource Corp. but if you have any questions or comments, please do not hesitate to contact us. We look forward to reporting our progress on several fronts over the coming months.”

“Bradford Cooke”
____________________
Bradford Cooke, CEO (Interim)
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQX: CRCUF.

For More Information - Please contact:

Garry Biles, COO and President
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744
Email: info@canarc.net Website: www.canarc.net

Cautionary Note – Forward looking Statements

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, potential acquisitions by the Company, and future exploration plans of the Company, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of corporate activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with the exploration and mining business, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American securities regulatory agencies. Corporate goals and forecasts may be based on data insufficient to support them. Mr. Garry Biles, Canarc President & COO is the Qualified Person for the Company for technical disclosures as required by NI 43-101. The Company expressly disclaims any obligation to update any forward looking statements, except as required by applicable laws. We seek Safe Harbour.